

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

<u>Via E-Mail</u>
Mr. Abram Janz
President and Chief Executive Officer
Blugrass Energy, Inc.
13465 Midway Road, Suite 322, LB 10
Dallas, TX 75244

      Re: **Blugrass Energy, Inc.**
              Form 10-KT for the Period Ended December 31, 2010
              Filed May 16, 2011
              File No. 000-54035

              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed November 16, 2010
              File No. 000-54035

Dear Mr. Janz:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ David R. Humphrey

                        David R. Humphrey
                        Accounting Branch Chief